Filed by Superior Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(j) of the Securities Exchange Act of 1934, as amended

Subject Company: Complete Production Services, Inc.

Commission File No. 001-32858

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated October 9, 2011 by and among Superior Energy Services, Inc. (“Superior”), Complete Production Services, Inc. (“Complete”) and SPN Fairway Acquisition, Inc. The following is a memorandum that was sent to Superior employees.

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November 17, 2011

We continue to work diligently on the merger between Superior and Complete Production Services, and we are getting closer to finalizing the deal, which will double the size of our company. Every day there are new developments and, as promised, I want to keep you informed of the latest news. On the regulatory front, here is an update of our progress.

In any corporate merger of this magnitude between two publicly traded companies, the details of the transaction must be reviewed and approved by two government entities, the Federal Trade Commission (FTC) and the Securities and Exchange Commission (SEC).

The FTC requires that before certain mergers can close, both companies must file a Notification and Report Form. This allows the FTC and the Department of Justice up to 30 days to request further information to ensure the transaction does not violate any antitrust laws. I am pleased to report we recently received notice from the FTC that we have been given early termination of the 30 day waiting period. This gives the merger some added momentum and will help keep us on track for our expected closing date which is projected to be as early as year-end.

In addition, on November 3 we filed with the SEC our joint proxy statement with Complete. A joint proxy statement contains information a company is required to provide to its shareholders so they can make informed decisions about matters that will be presented at each company’s respective special meeting of shareholders. We are currently waiting for a response from the SEC, and we will continue to keep you informed of the status.

I want to thank all of you for conducting business as usual during this time and for continuing to focus on service to our customers and workforce safety, both of which are critical. Again, if you would like to contact me directly with any questions or concerns, you can reach me at 281-999-0047 or dave.dunlap@superiorenergy.com.

Dave Dunlap

Did You Know?

In addition to hydraulic fracturing and fluid management, which were covered in the last newsletter, Complete also specializes in well servicing.

Complete’s fleet of well service rigs boasts a large number of new or newly reconstructed units which provide a variety of completion, workover and maintenance services such as installations, completions, assistance with perforating, removing defective equipment and sidetracking wells. Complete provides well service rig operations to customers in the most active basins in North America.

FAQs

Will there be any layoffs?

A:	This merger is about expansion not reduction of the work force, and there are no plans for layoffs. We are doing this to grow; not contract. Adding Complete’s approximately 7,500 employees to our current workforce of approximately 6,000 will only further improve our inventory of talented people.

What are the key terms of the deal?

A:	Superior is acquiring Complete through a stock and cash consideration. Under the terms of the agreement, Complete stockholders will receive 0.945 common shares of Superior and cash of $7.00 in exchange for each share of Complete common stock held at closing. Upon closing, and reflecting the issuance of new Superior shares, Superior and Complete stockholders are expected to own approximately 52% and 48%, respectively, of Superior’s outstanding shares.

For more information about the Superior and Complete merger or to ask a question, please visit

www.superiortomorrow.com.

Additional Information and Where to Find It

In connection with the proposed transaction, Superior and Complete filed with the SEC a registration statement on Form S-4 (File No. 333-177679). The registration statement includes a preliminary joint proxy statement/prospectus of Superior and Complete. Superior and Complete also plan to file with the SEC other relevant documents in connection with the proposed merger. The registration statement has not been declared effective by the SEC and the definitive proxy statement/prospectus is not currently available. Superior and Complete will each deliver their definitive proxy statement/prospectus to their stockholders when it is available. THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION REGARDING OUR COMPANY, COMPLETE AND THE PROPOSED ACQUISITION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents filed by us and Complete with the SEC at the SEC’s web site at www.sec.gov. The preliminary proxy statement/prospectus and such other documents (relating to our company) may also be obtained for free from us by accessing our website at www.superiorenergy.com. The preliminary proxy statement/prospectus and such other documents (relating to Complete) may also be obtained for free from Complete by accessing Complete’s website at www.completeproduction.com.

Participants in the Solicitation

Our company, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from our stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition is available in its joint proxy statement/prospectus filed with the SEC by Superior on November 2, 2011, and additional information regarding such persons is included in our proxy statement filed with the SEC on April 15, 2011.

Complete, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Complete’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition is available in its joint proxy statement/prospectus filed with the SEC by Superior on November 2, 2011, and additional information regarding such persons is included in Complete’s proxy statement filed with the SEC on April 18, 2011.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.